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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                                  EASCO, INC.
                           (Name of Subject Company)

                                  EASCO, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   27033E103
                     (CUSIP Number of Class of Securities)

                              NORMAN E. WELLS, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             706 South State Street
                               Girard, Ohio 44420
                                  330-545-4311
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a Copy to:

                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                            Four Embarcadero Center
                        San Francisco, California 94111
                            Telephone: 415-984-6400
                            Facsimile: 415-984-2698

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Easco, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 706 South State Street, Girard, Ohio 44420. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This statement relates to a tender offer by E Acqco Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Caradon Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated August 3, 1999 (the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock (the "Shares"), at a price of $15.20 per Share, net to the seller in cash, without interest (such price or any higher price that may be paid for each share in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 28, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company.

     As set forth in the Schedule 14D-1, the principal executive offices of the Purchaser and Parent are located at 2 Corporate Drive, Office 210, Trumbull, Connecticut 06611.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and: (1) its executive officers, directors or affiliates or (2) the Purchaser, its executive officers, directors or affiliates, is described in the attached
Schedule II (which information is incorporated herein by reference) or set forth below.

     Certain contracts, agreements, arrangements or understandings between the Company and its affiliates and certain of its directors and executive officers are described in the Company's Proxy Statement dated March 31, 1999, relating to its May 7, 1999 Annual Meeting of Stockholders (the "Proxy Statement"). A copy of the applicable portions of the Proxy Statement has been filed herewith as
Exhibit 8 and is incorporated by reference into this statement.

  The Merger Agreement

     On July 28, 1999, Parent, the Purchaser and the Company entered into the Merger Agreement, pursuant to which Purchaser agreed to make the Offer. The following description of the Merger Agreement does not purport to be complete and is qualified by reference to the text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The obligation of the Purchaser to accept for payment and pay for Shares tendered is subject to the Minimum Condition, which is the valid tender and non-withdrawal prior to the expiration of the Offer of at least a majority of the Shares then outstanding on a fully diluted basis, and to the satisfaction of the conditions described in Annex A to the Merger Agreement. The Merger Agreement provides that the Purchaser may not amend or waive the Minimum Condition, decrease the Offer Price or change the form of consideration payable in the Offer, decrease the number of Shares sought, or otherwise amend any other condition of the Offer in any manner adverse to the holders of the Shares without the prior written consent of the Company; provided, that if on the initial scheduled expiration date of the Offer, all conditions of the Offer shall not have been satisfied or waived, Purchaser may, in its sole
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discretion, extend the expiration date. The Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer and as promptly as practicable after the expiration of the Offer, accept for payment Shares tendered, provided that if immediately prior to the initial expiration date of the Offer (as it may be extended) the number of Shares tendered and not withdrawn pursuant to the Offer is less than 90 percent of the outstanding Shares, the Purchaser may, in its sole discretion, extend the expiration date of the Offer for a period not to exceed ten business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date. No Shares owned directly or indirectly by the Company will be tendered in the Offer.

     Designation of Directors. The Merger Agreement provides that, promptly after the Purchaser acquires any Shares pursuant to the Offer, and from time to time thereafter as the Purchaser acquires Shares, Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the board of directors of the Company (the "Board of Directors") as is equal to the product of the total number of directors on the Board of Directors (giving effect to the directors designated by Parent) multiplied by the percentage of outstanding Shares then beneficially owned by the Purchaser. However, until the Effective Time, the Board of Directors of the Company will continue to have at least one director who was a director as of the date of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent (each, an "Independent Director"). If no Independent Directors remain on the Board of Directors, the other directors will designate one person to fill such vacancy who meets the eligibility requirements for Independent Directors. The Company has agreed either to increase (but not above 10 persons) the size of the Board of Directors of the Company or obtain the resignation of such number of directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Board. The Company's obligation to appoint Parent's designees to the Board of Directors of the Company is subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. Following the election of Parent's designees, the affirmative vote of a majority of the Independent Directors shall be required to amend or terminate the Merger Agreement on behalf of the Company, to exercise or waive any of the Company's rights, benefits or remedies thereunder if such exercise or waiver materially and adversely affects holders of Shares other than Parent or the Purchaser, to extend the time for the performance of the Purchaser's obligations thereunder or to take any other action by the Company under the Merger Agreement required to be taken by the Board of Directors, if such action materially and adversely affects stockholders other than Parent or the Purchaser.

     The Merger. The Merger Agreement provides that at the Effective Time the Purchaser will be merged with and into the Company, and the Company will continue as the Surviving Corporation. The Effective Time of the Merger will be the time of filing with the Secretary of State of the State of Delaware of a Certificate of Merger, or at such later time as may be specified in the Certificate of Merger. The parties expect to file the Certificate of Merger as soon as practicable following the closing of the Merger, which will take place on the second business day after the conditions to the parties' obligation to effect the Merger have been satisfied or waived, unless another date is otherwise agreed.

     At the Effective Time, each Share that is issued and outstanding (other than Shares held (1) in the treasury of the Company or by Parent or any direct or indirect wholly owned subsidiary of Parent immediately before the Effective Time or (2) by stockholders, if any, who are entitled and properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the "DGCL")) will be converted into the right to receive the Offer Price. Each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

     The Certificate of Incorporation of the Company, as in effect immediately before the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation and will be amended to read as set forth in Exhibit A to the Merger Agreement. The Bylaws of the Purchaser will be the Bylaws of the Surviving Corporation. The directors of the Purchaser immediately before the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation.

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     Conditions to the Merger. The respective obligations of Parent and the
Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions:

          (1) the Purchaser shall have made or caused to be made the Offer and shall have purchased or caused to be purchased Shares pursuant to the Offer, provided that such condition shall be deemed to have been satisfied if the Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer or the Merger Agreement;

          (2) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by the DGCL; and

          (3) no statute, rule or regulation shall have been enacted or promulgated, no final, nonappealable judgment, writ, decree, order or injunction shall have been entered or enforced, and no other legally binding, final and nonappealable action shall have been taken by any domestic or foreign government, governmental, administrative or regulatory authority or agency or by any court or tribunal of competent jurisdiction, domestic or foreign, that has the effect of making illegal, restraining, restricting or precluding consummation of the Merger.

     Recommendation. The Company represents in the Merger Agreement that the Board of Directors of the Company has (1) duly approved and adopted the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger and the Offer (the "Transactions"), (2) determined that the Transactions are fair to and in the best interests of the stockholders of the Company, and (3) resolved to recommend that the Company's stockholders accept the Offer and approve and adopt the Merger Agreement. The Company has agreed to file with the Securities and Exchange Commission (the "SEC") a Solicitation/ Recommendation Statement on Schedule 14D-9 containing such recommendations and to mail such Schedule 14D-9 to the stockholders of the Company at the time the Purchaser's Offer to Purchase and related documents are first mailed to the stockholders.

     Stock Options. At or immediately prior to the Effective Time, each outstanding option to purchase Shares (the "Options") issued under the Company's Stock Option Plan dated December 17, 1993, as amended, and any other stock-based incentive plan or arrangement of the Company (collectively, the "Stock Plans") will be canceled and, in consideration of such cancellation, the holders of such Options will receive for each Share subject to such Options a cash payment (subject to withholding taxes) equal to the product of (1) the excess, if any, of the Offer Price over the per Share exercise price of the applicable Option and (2) the number of Shares subject to such Option which have not theretofore been exercised. The Company will take all actions necessary to (1) cause the Stock Plans to terminate as of the Effective Time, (2) delete as of the Effective Time the provision in any other benefit plan of the Company providing for the issuance, transfer or grant of capital stock of the Company, and (3) ensure that following the Effective Time no holder of Options or any participant in any Stock Plan or other Company benefit plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

     Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has agreed that, except (1) as expressly contemplated by the Merger Agreement, in compliance with applicable laws, (2) for the payment of remaining amounts due to American Industrial Partners Management Company, Inc. pursuant to a management services agreement, or (3) as agreed to in writing by Parent prior to the time the designees of the Purchaser constitute a majority of the Board of Directors of the Company (the "Appointment Date"), the business of the Company will be conducted only in the ordinary and usual course consistent with past practice and in compliance with applicable laws, and each of the Company and its subsidiaries will use its reasonable best efforts to preserve and protect its business organization, properties and assets intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners to the end that its goodwill and business shall be unimpaired in any material respect as of the Effective Time.

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     The Company has also agreed that it will not, directly or indirectly:

          (1) issue, sell, transfer or pledge or agree to sell, transfer or pledge any capital stock of the Company or any of its subsidiaries beneficially owned by the Company, except upon the exercise of Options or other rights to purchase Shares pursuant to the Stock Plans;

          (2) amend its Certificate of Incorporation or Bylaws or any similar organizational documents of any subsidiary; or

          (3) split, combine or reclassify the outstanding Shares.

     The Company has also agreed that neither it nor any of its subsidiaries will:

          (1) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock except for a cash dividend of $.01 per Share payable on September 30, 1999 to recordholders as of September 15, 1999;

          (2) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of Options outstanding on such date, or enter into any agreement or understanding with respect to the voting of any of the Company's capital stock or the capital stock of any subsidiary;

          (3) acquire, transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets, other than the sale of inventory in the ordinary and usual course of business and consistent with past practice, or incur or modify any indebtedness, except for additional borrowings under existing lines of credit in the ordinary and usual course of business and consistent with past practice and in an amount not to exceed $100,000, or other liability, except in the usual course of business and consistent with past practice;

          (4) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

          (5) make or authorize any capital expenditure in excess of $100,000 individually or $400,000 in the aggregate;

          (6) make any change in the compensation payable or to become payable by the Company to any of its (or a subsidiary's) officers, directors, employees, agents or consultants (other than general increases in wages to employees who are not officers or directors or affiliates in the ordinary course consistent with past practice) or to persons providing management, consulting or similar services;

          (7) enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit Plan (as defined below) or other Plan or make loans to officers, directors, employees, affiliates, agents or consultants;

          (8) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliate of the Company of any amount relating to unused vacation or sick days, except payments and accruals made in the ordinary course consistent with past practice or as required under the terms of any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right or other stock-based incentive, severance, change-in-control, termination or similar pay, hospitalization or other medical, disability, life or other insurance, supplemental unemployment benefits, profitsharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by the Company or any of its subsidiaries for the benefit of any current or former employee or director of the Company or any of its subsidiaries (the "Plans");

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          (9) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right or other stock-based incentive, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any director, officer, employee, agent or consultant whether past or present except for payments and accruals made in the ordinary course of business and consistent with past practice or as required under the terms of the Plans;

          (10) amend in any material respect any such existing Plan, agreement or arrangement in a manner inconsistent with the foregoing;

          (11) modify, amend or terminate any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound (the "Company Agreements"), enter into any Company Agreement other than in the ordinary course of business and consistent with past practice, extend the term or renew any Company Agreements, or waive, release or assign any rights or claims, except for the waiver, release or assignment of immaterial rights or claims in the ordinary course of business and consistent with past practice, or waive or release any rights under any standstill, confidentiality or similar agreements;

          (12) permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated or the coverages thereunder to be reduced or deductibles increased;

          (13) incur or assume any long-term debt, or, except as provided in the provision described in clause (3) above, incur or assume any short-term indebtedness or increase or modify the terms of any indebtedness;

          (14) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person;

          (15) make any loans, advances or capital contributions to, or investments in, any other person, except the extension of customary trade credit in the ordinary course of business and consistent with past practice;

          (16) enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets or real estate);

          (17) mortgage or pledge any of its assets of record or suffer to exist any lien or encumbrance thereon;

          (18) change any of the accounting methods used by it unless required by generally accepted accounting principles and after consultation with Parent;

          (19) make any tax election or change any tax election already made, adopt any tax accounting method, change any tax accounting method unless required by applicable law, enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment;

          (20) revalue any of its assets;

          (21) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations, in the ordinary course of business and consistent with past practice, or claims, liabilities or obligations reflected or reserved against in, or contemplated by, the Company's March 31, 1999 balance sheet, as filed with the SEC (the "Recent Balance Sheet"), or the notes thereto;

          (22) settle or compromise any suit, action or claim relating to the Transactions;

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          (23) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

          (24) acquire (by merger or acquisition of stock or assets) any corporation, partnership or other entity, or division thereof, or equity interest therein;

          (25) take, or agree to commit to take, any action that would or is reasonably likely to result in any of the conditions to the Merger described above under "-- The Merger" or any of the conditions to the Offer set forth in Annex A to the Merger Agreement not being satisfied, or would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Company to consummate the Merger in accordance with the terms of the Merger Agreement or materially delay such consummation; or

          (26) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

     Company Stockholder Meeting. If required by applicable law, the Company has agreed to (1) hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following acceptance for payment of Shares pursuant to the Offer for the purpose of approving the Merger and adopting the Merger Agreement, (2) prepare and file with the SEC a preliminary proxy statement or information statement relating to the Merger Agreement, and (3) use its best efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. Parent and the Purchaser have agreed to vote all Shares owned by them in favor of approval of the Merger Agreement. However, if Parent or the Purchaser acquire at least 90 percent of the outstanding Shares, the parties will, at the request of Parent, cause the Merger to become effective as soon as practicable after such acquisition without a meeting of stockholders of the Company in accordance with the DGCL.

     No Solicitation. In the Merger Agreement, the Company agreed to cease and cause to be terminated any existing activities, discussions or negotiations, if any, with any parties conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal. "Takeover Proposal" means any tender or exchange offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner greater than a 20 percent equity interest in, or greater than a 20 percent portion of the business or assets of, the Company, any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company, other than pursuant to the Transactions.

     In addition, the Company will not, will cause its officers and directors not to, and will use its reasonable best efforts to ensure that its employees (other than its officers or directors), investment bankers, attorneys, accountants and other agents and representatives do not, directly or indirectly:
(1) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Takeover Proposal, (2) enter into any agreement with respect to any Takeover Proposal, or (3) engage in any negotiations or discussions with, or provide any information or data to, any person (other than Parent or any of its affiliates or representatives) relating to any Takeover Proposal. However, the Company or its Board of Directors is not prohibited from (1) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (2) making such other disclosure to the Company's stockholders as the Board of Directors of the Company determines in good faith after consulting with its counsel and determining that the failure to make such disclosure would constitute a breach of the fiduciary duties of the Board of Directors of the Company under applicable law.

     Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may, in response to an unsolicited written proposal with respect to a Takeover Proposal from a financially capable third party that contains no financing condition, furnish information to, and negotiate, explore or

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otherwise engage in substantive discussions with, such third party, in each case only if (1) the Board of Directors of the Company determines in good faith by a majority vote, after consultation with its financial advisors and after receipt of advice of the outside legal counsel of the Company, that failing to take such action would constitute a breach of the fiduciary duties of the Board, and (2) the Company obtains a confidentiality and standstill agreement no less favorable to the Company than the Confidentiality Agreement entered into with Parent described below under "-- Confidentiality Agreement." The Company agreed to advise promptly Parent in writing of the receipt of any inquiries or proposals relating to a Takeover Proposal, indicating the name of the person making such inquiry or proposal, the terms and conditions thereof and any actions taken pursuant to the foregoing sentence. The Company will also promptly furnish to Parent a copy of any written inquiry or proposal relating to a Takeover
Proposal.

     Indemnification and Insurance. Pursuant to the Merger Agreement, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation by or in the right of the Company or any of its subsidiaries, in which any of the present or former officers or directors (the "Indemnified Parties") of the Company is, or is threatened to be, made a party by reason of the fact that he is or was, prior to the Effective Time, a director, officer, employee or agent of the Company or any of its subsidiaries or is or was, prior to the Effective Time, serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the request of the Company or any of its subsidiaries, whether such claim arises before or after the Effective Time, the Company and, after the Effective Time, the Surviving Corporation, jointly and severally, shall indemnify and hold harmless, as and to the same extent and on the same terms and conditions provided for in the Company's Certificate of Incorporation, Bylaws and certain indemnification agreements entered into between the Company and the members of the special committee of the Board of Directors formed in May 1999 in effect on the date of the Merger Agreement (to the extent consistent with applicable laws) each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such claim, action, suit proceeding or investigation. After the Effective Time, Parent shall guarantee the performance of the Surviving Corporation with respect to its obligations set forth in the first sentence of this paragraph. For a period of six years after the Effective Time, the Surviving Corporation will keep in effect in its Certificate of Incorporation or Bylaws a provision providing for the indemnification of the Indemnified Parties to the extent required under the obligation described in the first sentence of this paragraph.

     The Merger Agreement also provides that either Parent or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the Effective Time; provided that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers; provided, further, if the existing D&O Insurance expires, is terminated or canceled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance; provided, further, Parent shall not be required to pay aggregate premiums for such insurance in excess of 200% of the average of the aggregate premiums paid by the Company in 1997, 1998 and 1999 (through the date of the Merger Agreement) on an annualized basis for such purpose (the "Average Premium"); and provided, further, that if Parent or the Surviving Corporation is unable to obtain the amount of insurance required by the provision described in this sentence for such aggregate premium, Parent or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of 200% of the Average Premium.

     Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto, including representations by the Company as to, among other things, corporate existence and good standing, organization, capitalization, corporate authorization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with applicable laws, tax matters, litigation, environmental matters, material contracts, customers and suppliers, brokers' fees, real property and assets, vote required to approve the Merger Agreement, undisclosed liabilities, information in the Proxy Statement and the absence of any material adverse effect on the Company since January 1, 1999. In addition, Parent and the Purchaser represented as to, among other things, corporate

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existence and good standing, corporate authorization, consents and approvals and sufficiency of funds available to finance and consummate the Transactions. None of the parties' respective representations and warranties will survive after the Effective Time.

     Termination. The Merger Agreement may be terminated and the Transactions may be abandoned at any time before the Effective Time, whether before or after stockholder approval:

          (1) By mutual written consent of Parent and the Board of Directors of the Company;

          (2) By Parent if the Offer shall have expired or been terminated without any Shares being purchased thereunder by the Purchaser as a result of the failure to meet the conditions set forth in Annex A of the Merger Agreement;

          (3) By either Parent or the Company if any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties to the Merger Agreement shall use their reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Transactions;

          (4) By Parent if, without any material breach by Parent or the Purchaser of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before October 31, 1999;

          (5) By the Company if, without any material breach by the Company of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before October 31, 1999;

          (6) By the Company (a) if, prior to the purchase of Shares pursuant to the Offer, there shall be a material breach of any of Parent or the Purchaser's representations, warranties or covenants in the Merger Agreement, which breach cannot be or has not been cured within ten days of the receipt of written notice thereof or (b) to allow the Company to enter into a definitive agreement to consummate a Superior Proposal (as defined below); provided, that it has complied with all provisions thereof; and provided further, that it furnishes a copy of the Superior Proposal, containing all of the terms and conditions thereof, to Parent at least two calendar days prior to terminating this Agreement pursuant to this clause;

          (7) By Parent if, prior to the purchase of Shares pursuant to the Offer, the Company shall have breached in any material respect (without reference to any materiality qualification contained therein) any representation, warranty or covenant or other agreement contained in the Merger Agreement, which breach (a) would give rise to the failure of a condition set forth in paragraph (f) or (g) of Annex A of the Merger Agreement (which pertain to the representations and warranties of the Company set forth in the Merger Agreement being true and correct and the Company's performance of any obligation, or compliance with any agreement or covenant to be performed or complied with by it, under the Merger Agreement); and (b) cannot be or has not been cured within ten days of the receipt of written notice thereof;

          (8) By Parent if (a) the Board of Directors of the Company shall withdraw, modify, or change its recommendation or approval in respect of the Merger Agreement or the Offer in a manner adverse to the Purchaser or
     (b) the Board of Directors of the Company shall have recommended any proposal other than by Parent or the Purchaser in respect of a Takeover Proposal; or

          (9) By Parent if (a) the Company has exercised a right regarding a Takeover Proposal described under the second paragraph of "-- No Solicitation" above and, directly or indirectly (including through its representatives), shall continue discussions or negotiations with a third party for more than 20 business days after the date of receipt of such Takeover Proposal or (b) a Takeover Proposal shall have been publicly disclosed, commenced, proposed or communicated to the Company other than by Parent or the Purchaser, and the Board of Directors of the Company shall have not affirmatively rejected such

     Takeover Proposal within 20 business days after the earlier of receipt or the public disclosure of such Takeover Proposal.

     A "Superior Proposal" is a bona fide written Takeover Proposal submitted by any person other than Parent or the Purchaser on an unsolicited basis that the Board of Directors of the Company determines in good faith, based on the advice of its financial advisor, represents a transaction that is more financially favorable to the stockholders of the Company than the Offer and the Merger.

     Termination Fee and Expenses. If the Merger Agreement is terminated as described above, written notice thereof shall forthwith be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which such termination is made, the Merger Agreement will become null and void, and there shall be no liability on the part of Parent, the Purchaser or the Company, except as set forth in Section 6.5 of the Merger Agreement (pertaining to confidentiality), the provisions described in this paragraph and Section 9.3 of the Merger Agreement (pertaining to expenses), and nothing in the Merger Agreement shall relieve any party from liability for any material breach of the Merger Agreement. If (1) the Company terminates the Merger Agreement pursuant to the provision described in clause (6)(b) of the preceding paragraph, (2) Parent terminates the Merger Agreement pursuant to the provision described in clause
(8) of the preceding paragraph, or (3) (A) Parent terminates the Merger Agreement pursuant to the provision described in clause (2) (because the Minimum Condition has not been satisfied), (7) (and the breach giving rise to such right to terminate shall have been willful or in bad faith) or (9), each of the preceding paragraph, and (B) in each case, the Company has consummated or entered into a definitive agreement with respect to a Takeover Proposal within twelve months following the date of such termination, then the Company shall pay to Parent, (A) in the case of clause (1) or (2) above, at the time of such termination, and, in the case of clause (3) above, upon the Company's consummation of or entry into a definitive agreement regarding such Takeover Proposal, an amount equal to $6,500,000 (which, in the case of a termination pursuant to the provision described in clause (7) of the preceding paragraph, shall constitute liquidated damages with respect to any breach giving rise to a right to terminate under the Merger Agreement) plus an amount (not to exceed $1,500,000) equal to Parent's and the Purchaser's actual out-of-pocket expenses attributable to the Offer, the Merger, the Merger Agreement and the consummation of the Transactions.

     Fees and Expenses. Except as set forth in the provision described in the preceding paragraph, fees, costs and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such fees, costs and expenses.

     Amendments and Modifications. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented by a written agreement of Parent, the Purchaser and the Company, provided, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the consideration to be received by the Company's stockholders in the Merger.

  Stockholder Agreements

     As a condition to Parent's willingness to enter into the Merger Agreement, Parent and the Purchaser entered into stockholder agreements dated as of July 28, 1999 with each of American Industrial Partners Capital Fund, L.P. ("AIP Fund I"), which holds 4,239,470 Shares, and each of the directors and executive officers of the Company who hold Shares collectively hold 226,800 Shares. Pursuant to its Stockholder Agreement, filed as Exhibit 2 hereto and incorporated herein by reference, AIP Fund I has agreed, among other things, to tender the Shares held by it in the Offer and granted the Purchaser an irrevocable proxy to vote such Shares in connection with any meeting of the stockholders of the Company in favor of the Merger and against any action that would interfere with the Merger, including any proposal by a third party to acquire the Company. Pursuant to his respective Stockholder Agreement, a form of which is filed as Exhibit 3 hereto and incorporated herein by reference, each of the referenced directors and executive officers has agreed, among other things, to tender the Shares held by him in the Offer. The foregoing obligations of AIP Fund I and the referenced directors and executive officers terminate upon the termination of the Merger Agreement, including pursuant to the provisions relating to fiduciary duties exercised by the Board of Directors of the Company.

  Confidentiality Agreement

     The following summary of certain provisions of the Confidentiality Agreement, dated June 10, 1999 by and between the Company and Parent (the "Confidentiality Agreement"), does not purport to be complete and is qualified by reference to the Confidentiality Agreement filed as Exhibit 5 hereto and incorporated herein by reference. The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent has agreed to keep confidential all nonpublic, confidential or proprietary information furnished to Parent relating to the Company, subject to certain exceptions ("Information"), and to use the Information solely in connection with the evaluation of a possible business combination transaction between the parties.

  Services Agreement

     Pursuant to a management services agreement (the "Services Agreement"), filed as Exhibit 6 hereto and incorporated herein by reference, American Industrial Partners Management Company, Inc. and its affiliates ("AIPM") provide certain financial and other advisory services to Easco Corporation, the wholly owned operating subsidiary of the Company ("Easco"). AIPM is the indirect general partner of AIP Fund I. Under the Services Agreement, Easco reimburses AIPM for its out-of-pocket expenses and pays AIPM an advisory fee, which for 1998 was $900,000. The Services Agreement expires on April 12, 2000 with automatic one-year renewals thereafter unless terminated by either party upon 90 days prior written notice. Pursuant to the Merger Agreement, the Company prior to the effective time will pay $675,000 to AIPM, representing payment in full of all remaining unaccrued amounts due to AIPM through the end of the term of the Services Agreement.

  Indemnification Agreements with Members of the Special Committee of the Board of Directors

     Pursuant to indemnification agreements, a form of which is filed as Exhibit 7 hereto and incorporated herein by reference, the Company has provided contractual assurances to Raymond E. Ross and Gene E. Little (the "Indemnitees"), as directors, that the indemnity protection promised by the Certificate of Incorporation will be available to the Indemnitees regardless of, among other things, any amendment to or revocation of the Certificate of Incorporation or any change in the composition of the Board of Directors or an acquisition transaction relating to the Company. The Company has agreed to indemnify the Indemnitees against any and all expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement of any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any inquiry, hearing or investigation related to any event or occurrence in connection to the fact that Indemnitee is or was a director or fiduciary of the Company.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors

     The Board of Directors has unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender their Shares pursuant to the Offer.

  (b) Background; Reasons for the Recommendation

     From time to time, the Board of Directors and management have reviewed the current and future state of the aluminum extrusion industry, the Company's strategic position in that industry and the Company's near-and long-term prospects. In connection with these periodic reviews, the Board of Directors had come to believe that, since the acquisition of the Company by American Industrial Partners Capital Fund, L.P. ("AIP Fund I") in 1992, the Company's subsequent initial public offering in 1995 and following the initiatives led by current management of the Company, operating improvements that could be achieved with respect to the

Company in the near-term were largely complete, the current capital structure of the Company was no longer efficient and that further strategic opportunities for the Company would require a three- to five-year time horizon to implement and achieve. However, the Board of Directors recognized that any long-term strategy regarding the Company needed to be considered in view of the relatively short remaining investment horizon of AIP Fund I, which remained the Company's largest shareholder, which, subject to extension, was scheduled to wind-down by 2001. These considerations suggested to the Board of Directors that it might now be appropriate to consider a sale of the Company. At the same time, American Industrial Partners Capital Fund II, L.P. ("AIP Fund II"), a private equity fund affiliated with AIP Fund I, considered itself a logical potential participant in any sales process involving the Company, because of its familiarity with the business and current management of the Company, in which it had great confidence, its more appropriate investment horizon and its perception of the opportunity to create long-term value through strategic initiatives over a period of years.

     In a meeting of the Board of Directors of the Company held on April 30, 1999, representatives of AIP Fund II made a proposal to acquire all of the outstanding equity interests in the Company, including all of the Shares owned by AIP Fund I, for $11.75 per Share in cash. To evaluate AIP Fund II's offer, the Board of Directors of the Company formed a special committee comprised of two independent directors, Raymond E. Ross and Gene E. Little. The Board of Directors authorized the special committee to retain its own financial and legal advisors, to evaluate the AIP Fund II proposal, to solicit proposals from other potential buyers for the Company and to negotiate the terms of any potential transaction involving the Company. The special committee later retained Wasserstein Perella & Co., Inc. ("Wasserstein") as its financial advisor and Jones, Day, Reavis & Pogue ("Jones Day") as its legal counsel to assist the special committee in its evaluation and deliberations.

     On May 21, 1999, representatives of Wasserstein met with members of the Company's senior management to discuss the Company's operations, business strategy and other matters. During the weeks of May 24 and May 31, representatives of Wasserstein conducted due diligence and reviewed business and financial materials prepared by the Company.

     On May 26 and again on June 2, representatives of Wasserstein and Jones Day met with representatives of AIP Fund II to discuss in detail the terms of AIP Fund II's proposal. In the course of these discussions, AIP Fund II declined to improve its proposal to a level that Wasserstein was willing to recommend to the special committee. After these discussions, the special committee formally rejected the proposal and instructed Wasserstein, on behalf of the special committee, to actively solicit from other parties indications of interest in acquiring the Company.

     Representatives of Wasserstein prepared a confidential offering memorandum regarding the Company and approached twenty-two prospective buyers, comprised of fourteen strategic and eight financial buyers, including Caradon plc, concerning their interest in a potential acquisition of the Company. On June 10, 1999, Parent and the Company entered into the Confidentiality Agreement, pursuant to which Caradon plc and Parent agreed to treat as confidential certain information provided to it by or on behalf of the Company, and Wasserstein furnished to Caradon plc the confidential offering memorandum. In response to Wasserstein's solicitation of interest and the confidential offering memorandum, in late June the Company received indications of interest from seven parties, among which four parties, including Caradon plc, were invited to participate in a second round of bidding.

     On June 30, 1999, the Company issued a press release stating that it had engaged Wasserstein to assist the Company explore strategic alternatives to maximize shareholder value.

     During the week of June 28, 1999, senior management of the Company gave presentations to the second round bidders and provided them access to a data room. Representatives of Caradon plc and Parent received a management presentation on June 30 and in the first two weeks of July engaged in a series of plant tours, meetings and telephone conversations with senior and operating management of the Company to further investigate the business, strategies and prospects of the Company. Caradon plc and Parent simultaneously conducted an independent due diligence review of the Company.

     On July 6, 1999, Wasserstein distributed to the four second round bidders a procedures letter, including a draft merger agreement, describing procedures for submitting a formal bid. Between July 15 and July 19, the Company received four bids in response to the procedures letter. On July 16, AIP Fund II, whose proposal to acquire the Company had expired on May 31, 1999, advised the Company that it would not pursue an offer for the Company at a price of $14 per Share or greater and that if there were bids in excess of that amount, it would not participate in the process as a potential buyer. Because a number of the bids exceeded $14 per Share, the special committee determined that it would be in the best interest of the Company and its stockholders for the full Board of Directors to consider the bids that had been submitted and to obtain the benefit of the views, experience and expertise of the members of the Board of Directors associated with AIP Fund II in connection with a final phase of negotiations with the second round bidders. Accordingly, upon motion made by the members of the special committee, the Board of Directors determined to dissolve the special committee. The Board of Directors then retained Wasserstein as the Company's financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its special counsel in connection with the proposed sale of the Company.

     Caradon submitted its written proposal on July 19, including a markup of the draft merger agreement, providing for a one-step merger, subject to stockholder approval, in which each outstanding Share would be converted into the right to receive cash, and proposed stockholder agreements providing for grant of a proxy by certain stockholders of the Company, including AIP Fund I.

     On July 21, 1999, a representative of Wasserstein, on behalf of the Company, telephoned a representative of the financial advisor for Caradon plc and Parent, advised him that the Company preferred Parent's proposal to be structured as a tender offer with a back-end merger, and stated that the Company was prepared to work with Caradon plc and Parent toward entering into a definitive agreement and to recommend Parent's proposal to the Board of Directors, subject to Parent's improving its offer and the satisfactory negotiation of definitive documentation. Caradon plc and Parent indicated a willingness to improve its offer on this basis.

     From July 19 to July 23, representatives of Wasserstein and Skadden, Arps held a number of telephone conversations with representatives of the other bidders. The offers of all three bidders were lower than Caradon plc and Parent's revised level of interest. In addition, all three bidders' offers were subject to financing contingencies. The financing contingency applicable to one offer appeared to be capable of being removed prior to entry into a definitive agreement. One other offer was supported by a financing commitment letter, but that offer was conditioned on the consummation of another transaction. The third offer was not accompanied by a commitment letter, and none was ultimately proffered.

     On July 24, the Company agreed to enter into exclusive negotiations with Caradon plc and Parent for a four-day period in order to induce Parent to improve its offer. From July 24 to July 26, representatives of Caradon plc, Parent and the Company met at the offices of Skadden, Arps in Chicago to negotiate a definitive agreement and resolve several open issues, including whether there would be any post-closing survival of representations and warranties and related indemnification, the amount of the termination fee, the circumstances under which the termination fee would become payable and the circumstances under which the Board of Directors could enter into discussions with another party regarding a Takeover Proposal.

     At a meeting held on July 27, 1999, the Board of Directors unanimously approved the Merger Agreement, the Offer and the Merger and deter mined that the terms of the Offer and the Merger are fair to and in the best interests of the holders of Shares, and unanimously recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     In reaching its conclusions and the recommendation described above, the Board of Directors considered a number of factors, including without limitation the following:

          (1) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which the Company operates, based, in part, upon presentations by management of the Company, including the prospects if the Company were to remain independent;

          (2) the Company's competitive position and current trends in the industry in which it operates;

          (3) the presentation of Wasserstein at the July 27, 1999 meeting of the Board of Directors and the opinion of Wasserstein that, based upon and subject to the assumptions, limited procedures and other limitations set forth therein, the Offer Price to be received by the stockholders of the Company pursuant to the Transaction is fair to such stockholders (other than Shares held by Parent or the Purchaser and their respective subsidiaries and affiliates) from a financial point of view. The opinion, dated July 27, 1999, is attached as Schedule I hereto and is incorporated herein by reference. Holders of Shares are encouraged to read the opinion in its entirety;

          (4) the terms of the Merger Agreement and Stockholder Agreements, including the proposed structure of the Offer and Merger involving a cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, thereby enabling all stockholders of the Company to obtain cash for their Shares concurrently at the earliest possible time;

          (5) the results of the process undertaken by an independent financial advisor initially engaged by a special committee of independent directors not affiliated with AIP Fund I to identify and solicit proposals from third parties to enter into a transaction with Company;

          (6) the offers received from other parties, including those with financial contingencies in comparison with the Company's receipt of a fully financed, binding proposal from Parent;

          (7) the offer price of $15.20 per Share represented a premium of approximately 84% over the closing sales price for the Shares as quoted on the Nasdaq National Market on June 28, 1999, one trading day prior to the Company's public announcement that it had engaged Wasserstein to explore strategic alternatives to maximize shareholder value;

          (8) the fact that AIP Fund I, as holder of approximately 44% of the Shares (excluding Shares held directly or indirectly by the Company), was prepared to tender its Shares and vote its Shares in favor of the Merger, if needed, and that AIP Fund I's representatives on the Board of Directors supported the Offer and the Merger and endorsed the terms of the Merger Agreement and AIP Fund I's Stockholder Agreement, which provided that AIP Fund I would receive the same consideration per Share with the same timing of receipt as would all other holders of Shares, thereby ensuring that the public stockholders would participate in any control premium realized in connection with the Offer and the Merger;

          (9) the termination provisions of the Merger Agreement, the incorporation of which was a condition of the Parent's proposal, providing that the Parent could be entitled to a termination fee of $6.5 million upon the termination of the Merger Agreement under certain circumstances, including as a result of the withdrawal of the recommendation of the Board of Directors with respect to the Offer and the Merger;

          (10) the other terms and conditions of the Merger Agreement, including
     (a) the fact that the Offer and the Merger are not subject to a financing contingency, (b) that under certain circumstances, the Company may respond to an unsolicited written Takeover Proposal that contains no financing condition from a financially capable third party, (c) that under certain circumstances, the Company may terminate the Merger Agreement in order to enter into a definitive agreement to consummate a Superior Proposal and (d) the financial and other terms of the Offer, the Merger and the Merger Agreement;

          (11) the terms of the Stockholder Agreements, which provide that they may be terminated by termination of the Merger Agreement, whether in accordance with its terms by a party thereto or by mutual agreement of the parties thereto;

          (12) the representation and warranty of the Parent and the Purchaser that they have sufficient funds available to them to consummate the Offer and the Merger and the commitment the Company received from Caradon plc that it will cause Parent to fulfill its obligations under the Merger Agreement, including providing sufficient capital to Parent to allow for the timely consummation of the Offer and the Merger; and

          (13) the availability of appraisal rights under Section 262 of the DGCL for Dissenting Shares.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Wasserstein was engaged by the special committee of the Board of Directors pursuant to the terms of a letter agreement dated May 25, 1999 (the "Engagement Letter"), to advise the special committee with regard to the proposal received by the Company from AIP Fund I, advise the special committee with respect to a possible sale of the Company and to undertake an analysis to enable Wasserstein to provide an opinion to the special committee as to the fairness to the Company or its stockholders, from a financial point of view, of the consideration to be received by the Company or its stockholders in a sale. Pursuant to a letter agreement dated July 22, 1999, the Board of Directors retained Wasserstein for the same purposes and on substantially the same terms. The Company has agreed to pay Wasserstein a fee equal to 0.9% of the Aggregate Consideration (as defined in the Engagement Letter) paid to stockholders of the Company in a sale of the Company contingent upon the consummation of the sale. The fee is expected to be approximately $2.25 million. The Company has also agreed to reimburse Wasserstein for its reasonable travel and other reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, and to indemnify Wasserstein for certain liabilities in connection with the engagement.

     In the ordinary course of its business, Wasserstein or its affiliates may actively trade or otherwise effect transactions in the securities of the Company for its own account and for the account of its customers and, accordingly, may hold long or short positions in such securities.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or it has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) None

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The Information Statement attached as Schedule II hereto and incorporated herein by reference is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders as described in Item 3.

     (b) Section 203 of the DGCL

     Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law whose stock is publicly traded, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Agreements, for the purposes of Section 203 of the DGCL; therefore the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT
   NO.
 -------
Exhibit 1     Agreement and Plan of Merger, dated as of July 28, 1999, by and among Caradon Inc., E Acqco Inc. and Easco, Inc.
Exhibit 2     Stockholder Agreement, dated as of July 28, 1999 by and
              among American Industrial Partners Capital Fund, L.P.,
              Caradon Inc. and E Acqco Inc.
Exhibit 3     Form of Individual Stockholder Agreement, dated as of July
              28, 1999 by and among Parent, Purchaser and directors and
              executive officers of the Company who own Shares
Exhibit 4     Letter to Easco, Inc. from Caradon plc dated July 28, 1999
Exhibit 5     Confidentiality Agreement, dated June 10, 1999, by and among
              Easco, Inc. and Caradon Inc.
Exhibit 6     Services Agreement by and between Easco Corporation and
              American Industrial Partners Management Company, Inc. and
              its affiliates dated April 12, 1995
Exhibit 7     Form of Indemnification Agreement, dated as of May 7, 1999, by and between the Company and each member of the special
              committee of the Board of Directors
Exhibit 8     Pages 4 through 11 of Easco, Inc.'s Proxy Statement dated
              March 26, 1999 relating to its Annual Meeting of
              Stockholders
Exhibit 9     Joint U.S. Press Release issued by Easco, Inc. and Caradon plc, dated July 28, 1999
Exhibit 10    UK Press Release issued by Caradon plc, dated July 28, 1999
Exhibit 11    Letter to Stockholders of Easco, Inc., dated August 3, 1999*
Exhibit 12    Opinion of Wasserstein Perella & Co., Inc. dated July 27,
              1999*

- ---------------
* Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EASCO, INC.

                                          By:   /s/ NORMAN E. WELLS, JR.

                                            ------------------------------------
                                                    Norman E. Wells, Jr.
                                                    President and Chief
                                                     Executive Officer

                                                                      SCHEDULE I

WASSERSTEIN PERELLA & CO. LETTERHEAD

                                 July 27, 1999

Board of Directors
Easco, Inc.
706 South State Street
Girard, Ohio 44420

Members of the Board of Directors:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $.01 per share (the "Shares"), of Easco, Inc., a Delaware corporation (the "Company"), (other than any Shares held by Parent (as defined below) or Sub (as defined below) and their respective subsidiaries and affiliates) of the $15.20 per Share cash consideration to be received by such holders pursuant to the terms of a draft Agreement and Plan of Merger (the "Merger Agreement") among the Company, Caradon Inc., a Delaware corporation ("Parent") and a wholly-owned subsidiary of Caradon plc ("UK Parent"), and E Acqco Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"). The Merger Agreement provides for, among other things, (1) a tender offer by Sub (the "Tender Offer") to acquire all of the outstanding Shares at a price of $15.20 per Share in cash (the "Offer Price"), and (2) for a subsequent merger of Sub with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each remaining outstanding Share not purchased in the Tender Offer (other than any Shares held in the treasury of the Company or owned by UK Parent, Parent, Sub or their respective subsidiaries) will be converted into the right to receive the Offer Price, without interest. The terms and conditions of the Transaction will be set forth in more detail in the Merger Agreement.

     In connection with rendering our opinion, we have reviewed a draft of the Merger Agreement, dated July 26, 1999, and for purposes hereof we have assumed that the final form of this document will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of the Company and provided to us for purposes of our analysis, and we have met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and future prospects.

     We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets, and we have reviewed and considered the financial terms of certain recent acquisitions and business combination transactions in the aluminum products industry specifically, and in other industries generally, that we believe to be reasonably comparable to the Transaction or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion.

     In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We have also assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates

Board of Directors
Easco, Inc.
July 27, 1999
Page  2

of the Company's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of the Company, or assumed any responsibility for conducting a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and no such independent valuation or appraisal was provided to us. We also have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof.

     In the ordinary course of our business, we may actively trade the debt and equity securities of the Company and UK Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     We are acting as financial advisor to the Board of Directors of the Company in connection with the proposed Transaction and will receive a fee for our services, which is contingent upon the consummation of the Transaction. We previously acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") with respect to, among other things, its evaluation of an acquisition proposal dated April 30, 1999 by American Industrial Partners Capital Fund, L.P. (together with its affiliates, "AIP") to acquire the Company. We understand that AIP beneficially owns approximately 45% of the Shares presently outstanding. We also understand that AIP's proposal has expired, and the Special Committee has been disbanded.

     Our opinion addresses only the fairness from a financial point of view to the stockholders of the Company of the Offer Price, and we do not express any views on any other terms of the Transaction. Specifically, our opinion does not address the Company's underlying business decision to effect the transactions contemplated by the Merger Agreement.

     It is understood that this letter is for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and, except for inclusion in its entirety in any proxy statement required to be circulated to stockholders of the Company relating to the Merger or tender offer recommendation statement on Schedule 14D-9 from the Company to holders of Shares relating to the Transaction, may not be quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any stockholder with respect to whether such holder should tender Shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger, and should not be relied upon by any stockholder as such.

     Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the $15.20 per Share cash consideration to be received by the stockholders of the Company pursuant to the Transaction is fair to such stockholders (other than any Shares held by Parent or Sub and their respective subsidiaries and affiliates) from a financial point of view.

                                          Very truly yours,
                                          WASSERSTEIN PERELLA & CO., INC. SIG

                                                                     SCHEDULE II

                                  EASCO, INC.
                             706 SOUTH STATE STREET
                               GIRARD, OHIO 44420
                           -------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 3, 1999 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Easco, Inc. to the holders of record of shares of common stock, par value $.01 per share, of the Company. Capitalized terms used herein and not otherwise defined herein have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of the seats on the Board of Directors of the Company.

     On July 28, 1999, the Company, the Purchaser and Parent entered into the Merger Agreement in accordance with the terms and subject to the conditions of which (1) Parent will cause the Purchaser to commence the Offer for any and all outstanding Shares at a price of $15.20 per Share, net to the seller in cash, without interest thereon, and (2) the Purchaser will be merged with and into the Company in the Merger. As a result of the Offer and the Merger, the Company would become an indirect wholly owned subsidiary of Parent.

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate directors (the "Parent Designees") on the Board of Directors as will give Parent representation proportionate to its ownership interest. The Company has agreed either to increase (but not above 10 persons) the size of the Board of Directors or obtain the resignation of such number of directors as is necessary to enable the Parent Designees to be elected or appointed to the Board of Directors. This Information Statement is required by
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The information contained in this Information Statement concerning Parent, the Purchaser and the Parent Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                        VOTING SECURITIES OF THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of August 2, 1999 there were 9,673,244 Shares outstanding.

                   BOARD OF DIRECTORS, ACQUISITION DESIGNEES
                             AND EXECUTIVE OFFICERS

DIRECTORS OF THE COMPANY

     The following table sets forth certain information with respect to the directors of the Company as of July 30, 1999.

                                   DIRECTOR
          NAME              AGE     SINCE                     PRINCIPAL OCCUPATION
          ----              ---    --------                   --------------------
Theodore C. Rogers......     64      1992      Mr. Rogers is the current Chairman of the Board of
                                               the Company. He co-founded American Industrial
                                               Partners ("AIP") and has been a director and
                                               officer of AIP since 1989. Since 1989, he has been
                                               a general partner of American Industrial Partners,
                                               L.P. ("AIP L.P."), the general partner of AIP Fund
                                               I. From 1980 to 1987, he served as Chairman,
                                               President and Chief Executive Officer of NL
                                               Industries, Inc., a petroleum service and chemical
                                               company. Mr. Rogers is a director of Sweetheart
                                               Holdings Inc., Bucyrus International, Inc.,
                                               Stanadyne Automotive Corp., RBX Corporation, Derby
                                               International, Great Lakes Carbon Corporation and
                                               Steel Heddle Group, Inc.
Robert J. Klein.........     34      1993      Mr. Klein is a Managing Director of AIP. He has
                                               been employed by AIP since 1992. From 1991 to 1992,
                                               he was an associate at The First Boston Corporation
                                               and prior thereto was an associate with Acadia
                                               Partners, L.P. Mr. Klein is a director of RBX
                                               Corporation and Steel Heddle Group, Inc.
Kenneth J. Diekroeger...     37      1999      Mr. Diekroeger is a Managing Director of AIP. He
                                               has been employed by AIP since 1996. From 1992 to
                                               1996, he was employed by The Shansby Group, a
                                               private equity investment firm. Mr. Diekroeger is
                                               currently a director of Bucyrus International,
                                               Inc., Steel Heddle Group Inc. and Stanadyne
                                               Automotive Corp.
Samuel H. Smith, Jr.....     69      1993      Mr. Smith is Chairman of the Board and Chief
                                               Executive Officer of Classic Plastic Machinery
                                               Company and Classic Plastic Sales Company,
                                               positions he has held since 1990 and 1994,
                                               respectively. Prior to that he was Vice President
                                               for Planning and Acquisitions for the Van Dorn
                                               Company, a packaging and plastics machinery
                                               Company, from 1988 until 1990. Mr. Smith has been a
                                               member and director of AIP's executive officer
                                               association since 1990.
Kim A. Marvin...........     37      1998      Mr. Marvin is a Managing Director of AIP. He has
                                               been employed by AIP since 1997. Prior to that he
                                               was employed in the Mergers and Acquisitions
                                               Department of Goldman, Sachs & Co. after completing
                                               his M.B.A. at Harvard Business School in 1994. Mr.
                                               Marvin is a director of Bucyrus International,
                                               Inc., Great Lakes Carbon Corporation and Sweetheart
                                               Holdings, Inc.

                                   DIRECTOR
          NAME              AGE     SINCE                     PRINCIPAL OCCUPATION
          ----              ---    --------                   --------------------
Gene E. Little..........     56      1995      Mr. Little was named Senior Vice President-Finance
                                               of The Timken Company ("Timken"), a manufacturer of
                                               highly engineered bearings and alloy steel, in
                                               1998. He was Vice President -- Finance of Timken
                                               from 1992 to 1997 and he has been Treasurer of
                                               Timken since 1990. Mr. Little is a trustee of
                                               Aultman Hospital.
Norman E. Wells, Jr.....     51      1997      Mr. Wells joined the Company in November 1996 as
                                               President and Chief Executive Officer of the
                                               Company and Easco. Before joining the Company, Mr.
                                               Wells served as President and Chief Executive
                                               Officer of CasTech Aluminum Group Inc. ("CasTech"),
                                               a producer of continuous cast aluminum sheet metal,
                                               from March 1993 to November 1996. Prior thereto,
                                               Mr. Wells held other executive positions at
                                               CasTech, and he has held a variety of positions in
                                               the aluminum industry since 1975.
Raymond E. Ross.........     62      1998      Mr. Ross was President and Chief Operating Officer
                                               and a member of the Board of Directors of
                                               Cincinnati Milacron, Inc. ("CMI") from 1991 until
                                               his retirement in December 1997. Prior thereto, Mr.
                                               Ross held various executive and managerial
                                               positions with CMI. Mr. Ross is a director of Hydac
                                               U.S.A. and serves on the Board of Advisors,
                                               Engineering College, University of Cincinnati.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

     The Merger Agreement provides that promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board of Directors that equals the product of (1) the total number of directors on the Board of Directors (giving effect to the directors designated by Parent) and (2) the percentage of outstanding Shares then beneficially owned by the Purchaser. However, until the Effective Time, the Board of Directors will continue to have at least one director who was a director as of the date of the Merger Agreement and who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent (each, an "Independent Director"). If no Independent Directors remain on the Board of Directors, the other directors will designate one person to fill such vacancy who meets the eligibility requirements for Independent Directors. The Company has agreed either to increase (but not above 10 persons) the size of the Board of Directors or obtain the resignation of such number of directors as is necessary to enable the Parent Designees to be elected or appointed to the Board of Directors.

     Parent has informed the Company that it will choose the initial Parent Designees from the persons set forth below. With respect to the Parent Designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, occupation and age of each such Parent Designee. Parent has informed the Company that each of the directors and executive officers listed below has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

     None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best of the Purchaser's knowledge, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein or in the Schedule 14D-9.

     It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than August 30, 1999, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

                DESIGNEES                          PRINCIPAL OCCUPATION: DIRECTORSHIPS (1)(2)
                ---------                          ------------------------------------------

Ian Stuart (age 44)...........   Mr. Stuart has served as Chief Executive
                                 Officer -- Plumbing & Industrial Sectors of
                                 Caradon plc since May 1998. From 1995 to 1998, he served as President of Black & Decker
                                 Corporation (a manufacturer of diverse
                                 electrical and other products), and from 1993 to 1995, he was Vice President of Black &
                                 Decker Corporation.

A. Joseph Neiner (age 49).....   Mr. Neiner has served as Group Director of
                                 Caradon plc since April 1997. From January 1994 to April 1997, he served as Vice
                                 President -- Finance and Chief Financial
                                 Officer of Clarke American Checks, Inc. (a supplier of checks and other financial products, and indirect wholly owned subsidiary of Parent).

Philip E. P. Bergqvist (age
36)...........................   Mr. Bergqvist has served as Senior Corporate
                                 Development Manager of Caradon plc since
                                 November 2, 1998. From May 1997 to November
                                 1998, he was Manager of Quinta de la Rosa (a vineyard and wine maker). From October 1992 to May 1997, he served as a consultant for LEK
                                 Partnership (a management consulting firm).

Mark Emory (age 41)...........   Mr. Emery has served as President and Chief
                                 Executive Officer of Caradon Ltd. (aluminum recycling, extruding, casting and fabricating and manufacturer of engineered products for military applications, and an indirect wholly owned subsidiary (Canada) of Caradon plc) since
                                 August 4, 1998. From 1997 to 1998, he served as
                                 Programme Director of Caradon plc. From 1996 to
                                 1997, he was Managing Director of Caradon plc.
                                 From 1991 to 1996, he served as Managing
                                 Director of Hubbard Group Services
                                 (refrigeration equipment manufacturer).

Dennis Bamber (age 42)........   Mr. Bamber has served as Vice
                                 President -- Finance and Administration of
                                 Caradon Ltd. (described above) since July 1983.

Robert B. Leckie (age 51).....   Mr. Leckie is a director of Parent and has held
                                 this position since September 28, 1998. Since
                                 June 1, 1998, he has been Vice President,
                                 Secretary, General Counsel and Chief
                                 Executive -- North American Industrial Division of Parent. From June 1, 1994 to June 1, 1998,
                                 Mr. Leckie was Vice President, Deputy General
                                 Counsel and Assistant Secretary of Parent. Mr.
                                 Leckie is also the sole director, the Chairman of the Board of Directors, President and Secretary of the Purchaser.

Pat M. Simmons (age 43).......   Mr. Simmons is a director of Parent and has
                                 held this position since June 15, 1995. Mr.
                                 Simmons is also Vice President -- Taxation,
                                 Assistant Treasurer and Assistant Secretary of
                                 Parent and has held these positions since
                                 January 4, 1995, October 20, 1993 and September
                                 29, 1998, respectively. He is also the Vice
                                 President and Treasurer of the Purchaser.
- ---------------

(1) Except as noted, each person listed has been engaged in the same principal occupation for over five years.

(2) No designee is a director of any other company which has a class of securities registered pursuant to Section 12 of the Exchange Act or subject to Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     There were eight meetings of the Board of Directors during the year ended December 31, 1998. All incumbent directors attended at least 75% of the meetings of the Board of Directors and the committees thereof on which they served.

     The Board of Directors has two standing committees: the Compensation Committee and the Audit Committee. The Board of Directors does not have a nominating committee. The functions normally performed by a nominating committee are performed by the Board of Directors.

     The duties of the Audit Committee are to oversee actions taken by the Company's independent auditors, recommend the engagement of independent auditors and review the Company's internal audits. The members of the Audit Committee are Messrs. Little (Chairman), Smith, Ross and Rogers. The Audit Committee met twice during 1998.

     The duties of the Compensation Committee are to review and recommend to the Board of Directors the compensation to be paid to the executive officers of the Company and recommend awards under the Stock Option Plan. The members of the Compensation Committee during 1998 were Messrs. Klein (Chairman) and Lawrence A. Ward, Jr., who resigned his board position in January 1999. The Compensation Committee met twice during 1998. In January 1999, Mr. Diekroeger was appointed to the Compensation Committee by resolution of the Board of Directors.

COMPENSATION OF DIRECTORS

     Except for Messrs. Wells, Smith, Little and Ross, the directors of the Company are officers, employees or affiliates of AIP (or an affiliate of AIP), to which Easco pays fees for advisory and management services, and they do not receive any direct compensation from the Company. See "-- Compensation Committee Interlocks and Insider Participation." Messrs. Smith, Little and Ross each receive an annual directors' fee of $18,000 plus a $500 fee for each meeting attended. Mr. Little receives a $1,000 annual fee for serving as Chairman of the Audit Committee. Directors are reimbursed for expenses incurred attending board and committee meetings.

     On July 1, 1999, Gene Little and Raymond Ross, as directors, were each paid $85,000 as members of the special committee of the Board of Directors for services relating to the potential sale of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee is comprised of two non-employee directors, Mr. Klein and Mr. Diekroeger. Messrs. Klein and Diekroeger are employees of AIP. Pursuant to the Services Agreement, AIPM and its affiliates provide certain financial and other advisory services to Easco. Under the Services Agreement, the Company reimburses AIPM for its out-of-pocket expenses and pays AIPM an advisory fee, which for 1998 was $900,000. The Services Agreement expires on April 12, 2000 with automatic one-year renewals thereafter unless terminated by either party upon 90 days prior written notice. Pursuant to the Merger Agreement, the Company prior to the effective time will pay $675,000 to AIPM, representing payment in full of all remaining unaccrued amounts due to AIPM through the end of the term of the Services Agreement.

     In addition, Easco paid AIPM an advisory fee of $250,000 in connection with services rendered by AIPM regarding the sale of Easco's vinyl extrusion operations in January 1998.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current executive officers of the Company as of July 30, 1999.

                       NAME                            AGE    POSITION WITH COMPANY AND BUSINESS EXPERIENCE
                       ----                            ---    ---------------------------------------------
Norman E. Wells, Jr. ..............................    51     Mr. Wells joined the Company as President and
                                                              Chief Executive Officer in November 1996.
                                                              From March 1993 to November 1996 he was
                                                              President and Chief Executive Officer of
                                                              CasTech Aluminum Group Inc. From 1989 to 1993
                                                              he held various executive positions with
                                                              CasTech. Prior to his working at CasTech, Mr.
                                                              Wells spent 14 years in various positions
                                                              with Kaiser Aluminum.
Terry D. Smith.....................................    45     Mr. Smith joined the Company as Executive
                                                              Vice President and Chief Financial Officer in
                                                              November 1996. Previously he was Vice
                                                              President, Chief Financial Officer and
                                                              Treasurer of CasTech Aluminum Group Inc.,
                                                              from 1994 to 1996 and CasTech's predecessor,
                                                              ABF Investors Inc., from 1987 to 1994.
Joseph M. Byers....................................    54     Mr. Byers joined the Company as Vice
                                                              President, Sales and Marketing in November
                                                              1996. For more than five years previously, he
                                                              was Vice President, Sales and Marketing for
                                                              Barmet Aluminum Corporation, a producer of
                                                              continuous cast aluminum sheet which
                                                              subsequently became a subsidiary of CasTech
                                                              Aluminum Group Inc.
James R. McKeithan.................................    54     Mr. McKeithan joined the Company as Vice
                                                              President, Operations in November 1996.
                                                              Previously he was Vice President, Production
                                                              for Barmet Aluminum Corporation from 1992 to
                                                              1996. Prior thereto he held a similar
                                                              position with Ravenswood Aluminum Company, a
                                                              producer of aluminum sheet and plate.
Lawrence J. Sax....................................    66     Mr. Sax joined the Company as Vice President,
                                                              Raw Materials in December 1996. From 1992 to
                                                              1996 he served as Vice President, Materials
                                                              Management for Barmet Aluminum Corporation.
                                                              From 1988 to 1992 he served as Vice
                                                              President, Recycling for WTE Corporation, a
                                                              materials recycler.

                       NAME                            AGE    POSITION WITH COMPANY AND BUSINESS EXPERIENCE
                       ----                            ---    ---------------------------------------------
Thomas H. DuFore...................................    45     Mr. DuFore joined the Company as Vice
                                                              President, Human Resources in April 1997.
                                                              From 1994 to March, 1997 he served as Vice
                                                              President, Human Resources for Columbia
                                                              National Group, Inc. from 1989 to 1994 he
                                                              served as Director, Human Resources for
                                                              Barmet Aluminum Corporation.

     The executive officers are annually elected and serve until their successors are elected and have qualified, or until resignation or removal. There are no family relationships between any of the executive officers or directors of the Company.

     There are no arrangements or understandings between any of the executive officers of the Company and other persons relating to their selection as officers.

     There have been no events under any bankruptcy act, no original proceedings, and no judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the past five years.

                    OWNERSHIP OF THE COMPANY'S COMMON STOCK

     The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by (i) the current directors of the Company, Easco's Chief Executive Officer and each of Easco's four other most highly compensated executive officers (collectively, the "Named Officers"), and all directors and executive officers of the Company as a group, as of July 30, 1999 and (ii) each stockholder known by the Company to be a beneficial owner of more than 5% of the Common Stock, as of July 30. The Company believes that, except as otherwise noted, each individual named has sole investment and voting power with respect to the shares of Common Stock indicated as beneficially owned by such individual.

                                                                       COMMON STOCK
                                                                    BENEFICIALLY OWNED
                                                              -------------------------------
                                                                                  PERCENT OF
                                                                                  OUTSTANDING
         NAME AND ADDRESSES OF BENEFICIAL OWNER(1)            NUMBER OF SHARES      SHARES
         -----------------------------------------            ----------------    -----------
American Industrial Partners Capital Fund, L.P..............         4,239,470       43.8%
  One Maritime Plaza
  Suite 2525
  San Francisco, CA 94111
Mellon Bank, N.A., Trustee for First Plaza Group Trust
  (3).......................................................           978,674       10.1%
  One Mellon Bank Center
  Pittsburgh, PA 15258
Wellington Management Company (2)...........................           723,600        7.5%
  75 State Street
  Boston, MA 02109
Dimensional Fund Advisors Inc. (4)..........................           666,500        6.9%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401
W. Richard Bingham (5)......................................         4,239,470       43.8%
Joseph M. Byers (6).........................................            87,500          *
Robert J. Klein.............................................             2,300          *
Gene E. Little..............................................             3,500          *
James R. McKeithan (6)......................................            87,500          *
Theodore C. Rogers (5)......................................         4,239,470       43.8%
Lawrence J. Sax (6).........................................            87,500          *
Samuel H. Smith, Jr.........................................             1,000          *
Terry D. Smith (6)..........................................            87,500          *
Norman E. Wells, Jr. (6)....................................           300,000        3.1%
Directors and executive officers as a group (12 persons)
  (6).......................................................         4,921,270       48.7%

- ---------------

*  Less than one percent

(1) Unless otherwise indicated, the business address of each beneficial owner listed is 706 South State Street, Girard, Ohio 44420.

(2) Based solely on the report of Wellington Management Company ("Wellington") on Schedule 13-G, dated February 8, 1999, received by the Company. According to this Schedule 13-G, these shares include (i) 162,600 shares as to which Wellington has shared voting power and (ii) 723,600 shares as to which Wellington has shared investment power.

(3) Mellon Bank, N.A., acts as the trustee (the "Trustee") for First Plaza Group Trust ("First Plaza"), a trust under and for the benefit of certain employee benefit plans of General Motors Corporation ("GM") and its subsidiaries. These shares may be deemed to be owned beneficially by General Motors Investment

Management Corporation ("GMIMCo"), a wholly-owned subsidiary of GM. GMIMCo's principal business is providing investment advice and investment management services with respect to the assets of certain employee benefit plans of GM and its subsidiaries and with respect to the assets of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is serving as First Plaza's investment manager with respect to these shares, and in that capacity, it has sole voting power to direct the Trustee as to the voting and disposition of these shares. Because of the Trustee's limited role, beneficial ownership of the shares by the Trustee is disclaimed.

(4) Based solely on the report of Dimensional Fund Advisors Inc. ("Dimensional") on Schedule 13-G, dated February 12, 1999, received by the Company. Dimensional, a registered investment advisor, is deemed to have beneficial ownership of all of these shares which are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified benefit plans, for all of which Dimensional serves as investment manager. Based on information provided the Company in the
    Schedule 13-G, Dimensional disclaims beneficial ownership of all such shares.

(5) All of such shares are held of record by AIP Fund I. Messrs. Bingham and Rogers are general partners of AIP L.P., the general partner of AIP Fund I, and may be deemed to share investment and voting power with respect to the securities owned by AIP Fund I. Messrs. Bingham and Rogers disclaim beneficial ownership of these shares. The business address of Mr. Bingham is One Maritime Plaza, Suite 2525, San Francisco, CA 94111, and the business address of Mr. Rogers is 551 Fifth Avenue, Suite 3800, New York, NY 10176.

(6) Includes options which are presently exercisable or will become exercisable within 60 days of July 30, 1999, including options that will accelerate as to exercisability pursuant to the Company's Stock Option Plan and stock option agreements between each of the Named Officers and the Company. See fiscal year-end option values table below.

                             EXECUTIVE COMPENSATION

SUMMARY

     The following table provides certain summary information concerning compensation paid or accrued by Easco to or on behalf of the Named Officers for the years ended December 31, 1998, 1997 and 1996.

     Beginning in November 1996, the Company realigned its executive management group when Mr. Wells joined the Company as its President and Chief Executive Officer. Mr. Wells was joined by Terry D. Smith, the Company's Executive Vice President, Chief Financial Officer, Secretary and Treasurer; Joseph M. Byers, Vice President of Sales and Marketing; James R. McKeithan, Vice President of Operations; and Lawrence J. Sax, Vice President of Raw Materials.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                          ANNUAL COMPENSATION                         COMPENSATION
                             ---------------------------------------------   ------------------------------
                                                              OTHER ANNUAL    RESTRICTED      SECURITIES       ALL OTHER
     NAME AND PRINCIPAL                                       COMPENSATION      STOCK         UNDERLYING      COMPENSATION
          POSITION           YEAR   SALARY($)   BONUS($)(1)      ($)(2)      AWARDS($)(3)   OPTIONS/SARS(#)    ($)(#)(4)
     ------------------      ----   ---------   -----------   ------------   ------------   ---------------   ------------
Norman E. Wells, Jr.,        1998    306,731      500,000            --             --               --          16,818
  President and Chief        1997    290,000       61,625            --             --               --           9,839
  Executive Officer of       1996     28,628      597,500       574,000        420,000          300,000             322
  the Company and Easco (5)
Terry D. Smith,              1998    166,153       50,000            --             --               --           7,807
  Executive Vice President,  1997    160,000       84,000            --             --               --           4,735
  Chief Financial Officer,   1996     15,795      100,000        71,750             --           87,500             100
  Secretary and Treasurer of
  the Company and Easco (5)
Lawrence J. Sax,             1998    160,635       50,000            --             --               --          20,757
  Vice President of Raw      1997    158,000       83,575            --             --               --           7,866
  Materials of Easco (6)     1996         --      100,000        90,500             --           87,500              --
James R. McKeithan,          1998    144,375       70,000            --             --               --          10,873
  Vice President of          1997    137,500       99,219            --             --               --           4,343
  Operations of Easco (5)    1996         --      100,000        71,750             --           87,500              --
Joseph M. Byers              1998    144,994       50,000            --             --               --          11,699
  Vice President of Sales    1997    138,900       79,516            --             --               --           5,487
  and Marketing of Easco (5) 1996     13,712      100,000        71,750             --           87,500             243

- ---------------

(1) Represents (i) for Mr. Wells, a cash retention payment in 1998 (see section entitled "Employment Agreements"), a performance bonus in 1997 and a cash signing bonus in 1996 and (ii) for Messrs. Smith, Sax, McKeithan and Byers, performance bonuses of $34,000, $33,575, $29,219 and $29,516, respectively, in 1997, and the vesting and payment of a cash signing bonus installment of $50,000 for Messrs. Smith, Sax and Byers in 1998 and 1997, and $70,000 and $75,000 for Mr. McKeithan in 1998 and 1997. The bonus amounts in 1996 for Messrs. Smith, Sax, McKeithan and Byers represent cash signing bonuses. As a condition to receiving their signing bonuses, each of Messrs. Wells, Sax, Smith, McKeithan and Byers was required to enter into a definitive employment agreement with Easco, which occurred on December 20, 1996 for Messrs. Wells, Smith, McKeithan and Byers and December 30, 1996 for Mr. Sax.

(2) Represents (i) in the case of Mr. Wells, 100,000 shares of Common Stock granted by the Board of Directors in 1996 and (ii) in the case of each of Messrs. Sax, Smith, McKeithan and Byers, 12,500 shares of Common Stock granted by the Board of Directors in 1996. The fair market value of each share of Common Stock granted to Messrs. Wells, Smith, McKeithan and Byers was $5.75 ($7.25 in the case of Mr. Sax) on the effective date of the grant. As a condition to receiving shares of Common Stock,

    Messrs. Wells, Sax, Smith, McKeithan and Byers were required to enter into definitive employment agreements with the Company.

(3) Represents 70,000 shares of Common Stock which Mr. Wells elected to receive in lieu of a portion of his cash signing bonus in 1996 and which had a value of $542,500 as of December 31, 1998. Mr. Wells is entitled to receive dividends paid on these shares.

(4) Includes (i) contributions of $3,200 per executive in 1998, and $3,346, $1,846, $1,603, $1,337 and $1,375 in 1997 for the account of Messrs. Wells,
    Smith, Byers, Sax and McKeithan, respectively, under the Company's Thrift Plan, pursuant to which Easco matched employee contributions of the first 1% of eligible compensation and one-half of the next 2% of such compensation and (ii) premiums of $13,618, $6,493 and $322 for Mr. Wells for 1998, 1997 and 1996, respectively, premiums of $4,607, $2,889 and $100 for Mr. Smith for 1998, 1997 and 1996, respectively, premiums of $8,499, $3,884 and $243 for Mr. Byers for 1998, 1997 and 1996, respectively, premiums of $7,673 and $2,968 for Mr. McKeithan for 1998 and 1997, respectively, and premiums of $17,557 and $6,529 for Mr. Sax for 1998 and 1997, respectively, for Company-provided life insurance benefits.

(5) The Named Officer has been employed by the Company and/or Easco in the indicated office since November 1996.

(6) Mr. Sax has served as Vice President of Raw Materials of Easco since December 1996.

OPTION/SAR GRANTS IN 1998

     No stock options or stock appreciation rights were granted to the Named Officers during 1998.

FISCAL YEAR-END OPTION/SAR VALUES

     During 1998, none of the Named Officers exercised any stock options or SARs. The table below sets forth certain information for the fiscal year ended December 31, 1998 concerning unexercised options and SARs held by each of the Named Officers as of December 31, 1998.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                   AND FISCAL YEAR-END OPTION/SAR VALUES (1)

                                                   NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                       OPTIONS/SARS                  OPTIONS/SARS
                                                      AT FY-END(#)(2)               AT FY-END($)(3)
                                                ---------------------------   ---------------------------
                    NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                    ----                        -----------   -------------   -----------   -------------
Norman E. Wells, Jr..........................     200,000        100,000        650,000        325,000
Terry D. Smith (4)...........................      41,667         45,833        114,583        107,292
Joseph M. Byers (4)..........................      41,667         45,833        114,583        107,292
Lawrence J. Sax (4)..........................      41,667         45,833         89,583         57,292
James R. McKeithan (4).......................      41,667         45,833        114,583        107,292

- ---------------

(1) The Stock Option Plan does not provide for grants of SARs, and the Company has not granted any SARs outside the Stock Option Plan.

(2) Except as described in footnote (4) below, options become exercisable in three equal annual installments, with accelerated vesting in the event of certain changes in control of the Company.

(3) Represents the difference between (i) $7.75, the closing price of the Common Stock on The Nasdaq Stock Market on December 31, 1998, as reported by IDD Information Services TradeLine and (ii) the applicable option exercise prices.

(4) Includes 50,000 options exercisable on November 26, 2003, subject to continued employment, the vesting of which may be accelerated in equal one-third increments on January 1 of 1998, 1999 and 2000, provided that the Company achieves certain specified earnings targets. The performance criteria for 1998 was not achieved and no vesting was accelerated on January 1, 1999. The Company achieved the performance criteria for 1997 resulting in the accelerated vesting of options covering 16,667 shares on January 1, 1998.

SALARIED EMPLOYEE PENSION PLAN

     The Pension Plan table set forth below shows total estimated annual benefits payable upon retirement to persons covered under Easco's noncontributory defined benefit pension plan for eligible salaried employees (the "Pension Plan") and Supplemental Executive Retirement Plan (the "Supplemental Plan") following various years of service upon normal retirement at age 65.

                               PENSION PLAN TABLE

                       YEARS OF SERVICE AT RETIREMENT
  COVERED      -----------------------------------------------
REMUNERATION     15        20        25        30        35
- ------------   -------   -------   -------   -------   -------
  $150,000      33,275    44,367    55,458    66,550    66,550
  $200,000      45,170    60,227    75,283    90,340    90,340
  $250,000      57,065    76,087    95,108   114,130   114,130
  $300,000      68,960    91,947   114,933   137,920   137,920
  $350,000      80,855   107,807   134,758   161,710   161,710
  $400,000      92,750   123,667   154,583   185,500   185,500
  $450,000     104,645   139,527   174,408   209,290   209,290
  $500,000     116,540   155,387   194,233   233,080   233,080
  $600,000     140,330   187,107   233,883   280,660   280,660
  $700,000     164,120   218,827   273,533   328,240   328,240

     Benefits under the Pension Plan are based upon a percentage of average monthly compensation during the 36 continuous months which produced the highest compensation during the ten years immediately prior to retirement. For purposes of the Pension Plan, compensation consists of all salaries and wages, including commissions and annual bonuses, which generally correspond to the annual salary and bonus amounts reported in the Summary Compensation Table set forth above under "Executive Compensation -- Summary." Covered compensation for the Named Officers will be based upon their salaries and annual bonuses as described under "Employment Agreements" described below. Benefits under the Pension Plan may be paid (i) in a straight-life annuity over the life of the employee; (ii) in joint and survivor annuities for the employee and his or her spouse; or (iii) in ten-year continuous and certain payments over the life of the employee and/or the employee's spouse.

     Annual benefits under the Pension Plan are subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the "Code"), but are not reduced for Social Security benefits paid to participants. The Supplemental Plan provides to certain officers subject to these limitations unfunded supplemental pension benefits equal to the difference between the Code limits and the benefits which otherwise would be payable under the Pension Plan.

     Each of Messrs. Wells, Sax, Smith, McKeithan and Byers has three credited years of service at July 30, 1999.

EMPLOYMENT AGREEMENTS

     Messrs. Wells, Smith, Sax, McKeithan and Byers serve in their respective capacities pursuant to employment agreements. Each agreement has an indefinite term, and upon 30 days written notice, may be terminated by either Easco or the executive. Each agreement provides for an annual base salary, an annual performance bonus, such health, dental, life and disability insurance coverage as the Company provides to its senior executive employees generally, and severance benefits comprised of continued salary and health benefits until the first anniversary of termination without cause or until the executive commences other employment, whichever occurs first. The agreements also provided for signing bonuses payable in part (in full for Mr. Wells) at signing with the balance in two installments payable on the first and second anniversaries of the Agreements (see summary compensation table), provided however, that each executive is required to return such signing bonus previously received (or installment received thereof in the case of Messrs. Smith, Sax, McKeithan and Byers) upon termination of his employment (other than termination without cause, death or disability or resignation with "good reason") prior to the second anniversary of their receipt of the applicable installment.

     In December 1998, the Compensation Committee, with approval of the Board of Directors, amended these agreements to provide for supplemental retention payments to further assure the continuity of the Company's management team. The amended agreements provide for a retention payment of $500,000 to Mr. Wells in December 1998 and $300,000 to each of Messrs. Smith, Sax, McKeithan and Byers in January 1999. These retention payments must be repaid to the Company, in whole or in part, if the executive's employment terminates (other than termination without cause, death or disability or resignation with "good reason") according to the following formula: Each executive must return 100% of the retention payment if termination occurs prior to January 1, 2000 and 66 2/3% if termination occurs between January 1, 2000 and December 31, 2001. No amounts are subject to repayment if termination occurs on or after January 1, 2002.

EXECUTIVE COMPENSATION REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

  Overview and Philosophy

     The Compensation Committee (the "Committee") of the Board of Directors reviews and approves base salary, annual bonus compensation, and stock option grants and other incentive compensation for all corporate officers, with the objective of attracting and retaining individuals of the necessary quality to achieve the Company's business and financial objectives. The Committee is comprised of non-employee directors who, although affiliated with AIP, have no "interlocking" relationships with other companies as defined by the Securities and Exchange Commission. In determining each component of compensation, the Committee considers all elements of an executive's total compensation package. The Committee also consults with the Company's Chairman of the Board (who is not an officer of the Company) regarding executive compensation matters.

     The Committee's compensation policies reflect the Company's commitment to the concept of pay for performance. As such, the Company believes that its compensation policies should emphasize annual and long-term performance incentives. Executive officers are rewarded for their contribution to the enhancement of shareholder value and the attainment of corporate goals through the award of stock options and cash bonus incentives.

  Base Salary

     The initial base salaries for the Company's executive officers were established in their respective employment agreements. These salaries were established by considering the qualifications of each executive and the base salaries of similar positions in comparable companies. These salaries are reviewed periodically by the Committee, considering the responsibilities of the individual's position, the individual's overall job performance and market conditions. Individual performance is measured against the achievement of interim goals and long-term strategic objectives. The factors are considered subjectively in the aggregate and neither of these factors is accorded a specific weight.

  Cash Bonus Plan

     The Company has a Cash Incentive Bonus Plan applicable to key executives including Mr. Wells. Under the plan, 100% of the Cash Incentive Bonus is based upon achieving an EBITDA target. The Committee established, and the Board approved, EBITDA targets for 1997 through 2000. The Committee believed that these multi-year targets provided a better incentive for managers to focus on steady, long-term growth. Annual performance bonuses equal 100% of salary upon the Company's achievement of each year's target EBITDA. Minimum EBITDA targets for each year have also been established below which no bonuses will be paid. The maximum bonus for which Mr. Wells is eligible equals 200% of salary based on achieving a High EBITDA target (as defined in the Cash Incentive Bonus Plan). Other key executives are eligible for bonuses equal to 150% of salary upon achievement of High EBITDA targets. Linear interpolation (calculated to the nearest full percentage point) is used for EBITDA results falling between the EBITDA targets. The Committee or the Board may make equitable adjustments to the EBITDA targets to reflect future acquisitions or divestitures or non-recurring or extraordinary items.

     In February 1998, the Committee made, and the Board approved, an equitable adjustment to the EBITDA targets for 1998 through 2000 to reflect the January 1998 sale of the vinyl extrusion business. The Company's performance in 1998 was below the Minimum EBITDA target and no payments were made under the plan, however, retention payments were made as described in the section entitled "Employment Agreements." These payments are subject to repayment obligations should the executive leave the Company. The Committee believes that these retention payments are in the best interests of the Company and its shareholders and are intended to assure the continuity of management in the face of a very competitive market for executive talent.

     For 1999, the Committee and the Board of Directors have revised downward the EBITDA levels which will determine the 1999 performance bonus payments pursuant to the employment agreements.

  Stock Options

     The Committee believes that stock options provide additional incentive to officers to work towards maximizing shareholder value. The Committee views stock options as one of the more important components of the Company's long-term performance-based compensation philosophy. The Company's grant of stock options is designed to motivate the Company's executives to implement strategies and initiatives that will contribute to an increase in the Company's stock price over time. These options are provided through initial grants at or near the date of hire and through subsequent periodic grants. Options granted by the Company to its executives and employees have exercise prices equal to the fair market value at the time of grant.

     Under the Stock Option Plan, the Committee is authorized to select from among the eligible employees those to whom options are to be granted, the number of options to be granted and the terms and conditions thereof, consistent with the Stock Option Plan. Options representing an aggregate of 225,000 shares also were granted outside the Stock Option Plan in 1996 at an exercise price of $3.00 per share as part of the initial inducement package for the current management team. These options are exercisable over three years.

     All options under the Stock Option Plan vest over three years except for 200,000 options granted to the Named Officers (other than Mr. Wells) in 1996. These options vest after seven years (subject to continued employment) with an opportunity for accelerated vesting in years one through three if specified performance objectives based on increasing levels of EBITDA are satisfied. The Committee believes that such modified vesting motivates the Company's executives to increase shareholder value in a shorter time frame while still maintaining a focus on sustainable, long-term performance. In February 1998, the Committee made, and the Board approved, an equitable adjustment to the EBITDA targets for 1998 through 2000 to reflect the January 1998 sale of the vinyl extrusion business. Based on the Company's EBITDA, accelerated vesting was achieved in 1997, but was not achieved in 1998. The acceleration of vesting for these options can be reinstated if specified EBITDA levels are attained in the subsequent year.

  Chief Executive Officer Compensation

     During 1998, Mr. Wells' annual base salary was $290,000 as set by his employment agreement. Effective June 1, 1998, the Compensation Committee increased his annual base salary to $320,000 in recognition of the leadership provided by Mr. Wells in improving the Company's financial and operational performance since his employment in December 1996 and as a reflection of general increases in competitive salary levels among peer executive positions in comparable companies and industries. In December 1998, Mr. Wells received a cash retention payment of $500,000 to help ensure his continued leadership of the Company. No performance bonus was paid to Mr. Wells for 1998 pursuant to his employment agreement since the Company's 1998 EBITDA did not meet the required threshold. A portion of the retention payment must be repaid to the Company, as more fully described under the section entitled "Employment Agreements", should Mr. Wells terminate his employment prior to January 1, 2002. The Committee believes that Mr. Wells, through his managerial efforts, has made a substantial contribution to the improved performance of the Company in 1998 and to the long-term enhancement of the Company's shareholder value.

  Executive Compensation Deduction Limitations

     Section 162(m) of the Code limits to $1 million in a taxable year the deduction publicly held companies may claim for compensation paid to certain executive officers, unless certain requirements are met. The Company considers the impact of Section 162(m) on compensation decisions. No executive officer exceeded the $1 million limitation in 1998 and the Committee has determined that in future periods no executive officer currently is likely to exceed the limitation. Pursuant to Mr. Wells' employment agreement, Mr. Wells is prohibited from exercising certain stock options in any period in which such exercise would cause the Company to lose a tax deduction under Section 162(m).

                                          COMPENSATION COMMITTEE
                                          Robert J. Klein, Chairman
                                          Kenneth J. Diekroeger

                     COMPARISON OF CUMULATIVE TOTAL RETURN

     The following chart compares the Company's cumulative total stockholder return on its Common Stock from April 13, 1995, to December 31, 1998 with the cumulative total return of the Standard & Poor's 500 Index and an index of companies in a comparable line of business as the Company. These comparisons assume the investment of $100 on April 13, 1995 (the date of the Company's initial public offering of Common Stock) and the reinvestment of dividends. The total stockholder return shown on the graph below is not necessarily indicative of future performance.

                                                                    COMPARABLE
                                           S&P 500 INDEX       COMPANIES INDEX (A)        EASCO, INC.
                                           -------------       -------------------        -----------
Apr-95                                            100                    100                   100
Dec-95                                         123.17                 125.26                 61.75
Dec-96                                         151.46                 163.15                 54.46
Dec-97                                         201.86                  198.6                 95.73
Dec-98                                         259.55                  161.7                 58.03

- ---------------------------------------------------------------------------------------------------------------
                                   APRIL 1995   DECEMBER 1995   DECEMBER 1996   DECEMBER 1997    DECEMBER 1998
- ---------------------------------------------------------------------------------------------------------------
 S&P 500 Index                        100          123.17          151.46          201.86           259.55
- ---------------------------------------------------------------------------------------------------------------
 Comparable Companies Index (a)       100          125.26          163.15          198.60           161.70
- ---------------------------------------------------------------------------------------------------------------
 Easco, Inc.                          100           61.75           54.46           95.73            58.03
- ---------------------------------------------------------------------------------------------------------------

- ---------------

     (a) As of April 1995, the comparable companies index, weighted on the basis of market capitalization, includes: Amcast Industrial Corp., CasTech Aluminum Group Inc., International Aluminum Corp., Mueller Industries, Inc., Quanex Corp., Tredegar Industries Inc. and Wolverine Tube, Inc. CasTech Aluminum Group Inc. was acquired by Commonwealth Industries, Inc. in October 1996 and its shares are no longer publicly traded. Accordingly, CasTech Aluminum Group Inc. is not included in the Comparable Companies Index at December 1998, 1997 and 1996.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     See "Board of Directors, Acquisition Designees and Executive
Officers -- Compensation Committee Interlocks and Insider Participation."

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors, executive officers and certain stockholders to file reports of beneficial security ownership and changes in such ownership with the SEC. Executive officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, the Company is unaware of any instances of noncompliance, or late compliance, with such filing requirements during the fiscal year ended December 31, 1998.

                               INDEX TO EXHIBITS

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
Exhibit 1     Agreement and Plan of Merger, dated as of July 28, 1999, by and among Caradon Inc., E Acqco Inc. and Easco, Inc.
Exhibit 2     Stockholder Agreement, dated as of July 28, 1999 by and
              among American Industrial Partners Capital Fund, L.P.,
              Caradon Inc. and E Acqco Inc.
Exhibit 3     Form of Individual Stockholder Agreement, dated as of July
              28, 1999 by and among Parent, Purchaser and directors and
              executive officers of the Company who own Shares
Exhibit 4     Letter to Easco, Inc. from Caradon plc dated July 28, 1999
Exhibit 5     Confidentiality Agreement, dated June 10, 1999, by and among
              Easco, Inc. and Caradon Inc.
Exhibit 6     Services Agreement by and between Easco Corporation and
              American Industrial Partners Management Company, Inc. and
              its affiliates dated April 12, 1995
Exhibit 7     Form of Indemnification Agreement, dated as of May 7, 1999 by and between the Company and each member of the special
              committee of the Board of Directors
Exhibit 8     Pages 4 through 11 of Easco, Inc.'s Proxy Statement dated
              March 26, 1999 relating to its Annual Meeting of
              Stockholders
Exhibit 9     Joint U.S. Press Release issued by the Company and Caradon plc, dated July 28, 1999
Exhibit 10    UK Press Release issued by Caradon plc, dated July 28, 1999
Exhibit 11    Letter to Stockholders of the Company, dated August 3, 1999*
Exhibit 12    Opinion of Wasserstein Perella & Co., Inc. dated July 27,
              1999*

- ---------------
* Included in copies of the Schedule 14D-9 mailed to stockholders.